CUSIP No. D1497A101
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                                                                                                                   Page 1 of 8
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                                                           UNITED STATES
                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                            SCHEDULE 13D

                                             Under the Securities Exchange Act of 1934
                                                         (Amendment No.1)*

                                                        Celanese Corporation
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                                                          (Name of Issuer)

                                         Series A Common Stock, par value $0.0001 per share
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                                                   (Title of Class of Securities)

                                                            150870 10 3
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                                                           (Cusip Number)

                                                           J. Travis Hain
                                              Bank of America Capital Investors, L.P.
                                                  Bank of America Corporate Center
                                                  100 N. Tryon Street, 25th Floor
                                                  Charlotte, North Carolina 28255
                                                           (704) 386-7839

                                                              Copy to:

                                                      Margaret A. Gibson, Esq.
                                                        Kirkland & Ellis LLP
                                                      200 East Randolph Drive
                                                      Chicago, Illinois 60601
                                                           (312) 861-2200
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                                           (Name, Address and Telephone Number of Person
                                         Authorized to Receive Notices and Communications)

                                                         December 20, 2005
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                                      (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. D1497A101                                                                                                Page 2 of 8

   (1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
           BA Capital Investors Sidecar Fund, L.P.
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   (2)     Check the Appropriate Box if a Member of a Group                                                (a) [  ]
           (See Instructions)                                                                              (b) [x]
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   (3)     SEC Use Only

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   (4)     Source of Funds (See Instructions)
           OO
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   (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[ ]
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   (6)     Citizenship or Place of Organization
           Cayman Islands B.W.I.
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              Number of     (7)      Sole Voting Power
                Shares               -0-
             Beneficially
               Owned by
                 Each
              Reporting
             Person With
           ---------------------------------------------------------------------------------------------------------------------------
                            (8)      Shared Voting Power
           -----------------
                                     6,592,300
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (9)      Sole Dispositive Power
                                     -0-
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (10)     Shared Dispositive Power
           -----------------
                                     6,592,300
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-----------
  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           6,592,300
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  (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares[  ]
           (See Instructions)
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  (13)     Percent of Class Represented by Amount in Row (11)
           4.16%*
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  (14)     Type of Reporting Person (See Instructions)
           PN
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____________
*   The calculation of the foregoing percentage is based on 158,562,161 shares of the Issuer’s common stock outstanding as of
    October 26, 2005, based on the information contained in Amendment No. 3 to that Registration Statement on Form S-3 filed by the
    Issuer with the SEC on November 3, 2005.

   (1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
           BA Capital Management Sidecar, L.P.
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   (2)     Check the Appropriate Box if a Member of a Group                                                (a) [  ]
           (See Instructions)                                                                              (b) [x]
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   (3)     SEC Use Only

--------------------------------------------------------------------------------------------------------------------------------------
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   (4)     Source of Funds (See Instructions)
           AF
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   (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[  ]
--------------------------------------------------------------------------------------------------------------------------------------
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   (6)     Citizenship or Place of Organization
           Cayman Islands B.W.I.
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-----------                 ----------------------------------------------------------------------------------------------------------
              Number of     (7)      Sole Voting Power
                Shares               -0-
             Beneficially
               Owned by
                 Each
              Reporting
             Person With
           ---------------------------------------------------------------------------------------------------------------------------
                            (8)      Shared Voting Power
           -----------------
                                     6,592,300
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (9)      Sole Dispositive Power
                                     -0-
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (10)     Shared Dispositive Power
           -----------------
                                     6,592,300
--------------------------------------------------------------------------------------------------------------------------------------
-----------
  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           6,592,300
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares[  ]
           (See Instructions)
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (13)     Percent of Class Represented by Amount in Row (11)
           4.16%*
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (14)     Type of Reporting Person (See Instructions)
           PN
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____________
*   The calculation of the foregoing percentage is based on 158,562,161 shares of the Issuer’s common stock outstanding as of
    October 26, 2005, based on the information contained in Amendment No. 3 to that Registration Statement on Form S-3 filed by the
    Issuer with the SEC on November 3, 2005.

   (1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
           BACM I Sidecar GP Limited
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   (2)     Check the Appropriate Box if a Member of a Group                                                (a) [  ]
           (See Instructions)                                                                              (b) [x]
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--------------------------------------------------------------------------------------------------------------------------------------
   (3)     SEC Use Only

--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (4)     Source of Funds (See Instructions)
           AF
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[  ]
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (6)     Citizenship or Place of Organization
           Cayman Islands B.W.I.
--------------------------------------------------------------------------------------------------------------------------------------
-----------                 ----------------------------------------------------------------------------------------------------------
              Number of     (7)      Sole Voting Power
                Shares               -0-
             Beneficially
               Owned by
                 Each
              Reporting
             Person With
           ---------------------------------------------------------------------------------------------------------------------------
                            (8)      Shared Voting Power
           -----------------
                                     6,592,300
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (9)      Sole Dispositive Power
                                     -0-
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (10)     Shared Dispositive Power
           -----------------
                                     6,592,300
--------------------------------------------------------------------------------------------------------------------------------------
-----------
  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           6,592,300
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares[  ]
           (See Instructions)
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (13)     Percent of Class Represented by Amount in Row (11)
           4.16%*
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (14)     Type of Reporting Person (See Instructions)
           OO
--------------------------------------------------------------------------------------------------------------------------------------

____________
*   The calculation of the foregoing percentage is based on 158,562,161 shares of the Issuer’s common stock outstanding as of
    October 26, 2005, based on the information contained in Amendment No. 3 to that Registration Statement on Form S-3 filed by the
    Issuer with the SEC on November 3, 2005.

                                                                                                                         Page 7 of 8

   (1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
           J. Travis Hain
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   (2)     Check the Appropriate Box if a Member of a Group                                                (a) [  ]
           (See Instructions)                                                                              (b) [x]
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--------------------------------------------------------------------------------------------------------------------------------------
   (3)     SEC Use Only

--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (4)     Source of Funds (See Instructions)
           AF
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)[  ]
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
   (6)     Citizenship or Place of Organization
           United States
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-----------                 ----------------------------------------------------------------------------------------------------------
              Number of     (7)      Sole Voting Power
                Shares
             Beneficially
               Owned by
                 Each
              Reporting
             Person With
           -----------------
                                     -0-
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (8)      Shared Voting Power
           -----------------
                                     6,592,300
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (9)      Sole Dispositive Power
                                     -0-
           ---------------------------------------------------------------------------------------------------------------------------
                            ----------------------------------------------------------------------------------------------------------
                            (10)     Shared Dispositive Power
           -----------------
                                     6,592,300
--------------------------------------------------------------------------------------------------------------------------------------
-----------
  (11)     Aggregate Amount Beneficially Owned by Each  Reporting Person
           6,592,300
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (12)     Check if Aggregate Amount in Row (11) Excludes Certain Shares [  ]
           (See Instructions)
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (13)     Percent of Class Represented by Amount in Row (11)
           4.16%*
--------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------------
  (14)     Type of Reporting Person (See Instructions)
           IN
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____________
*   The calculation of the foregoing percentage is based on 158,562,161 shares of the Issuer’s common stock outstanding as of
    October 26, 2005, based on the information contained in Amendment No. 3 to that Registration Statement on Form S-3 filed by the
    Issuer with the SEC on November 3, 2005.

                                                                                                                         Page 6 of 8
ITEM 1. SECURITY AND ISSUER.
         This Amendment No. 1 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange
Commission on November 29, 2005 (as it may be amended from time to time, the “Schedule 13D”) with respect to the Series A Common
Stock, par value $0.0001 per share (the “Series A Common Stock”) of Celanese Corporation, a Delaware corporation (the “Issuer”).
The principal executive offices of the Issuer are located at 1601 West LBJ Freeway, Dallas, Texas 75234-6034.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Unless otherwise indicated
herein, terms used but not defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.
                  On December 20, 2005, pursuant to the consummation of the secondary offering of the Issuer's Series A Common
Stock, BACI sold 425,295 shares of Series A Common Stock at a price of $18.00 per share.  Immediately following completion of the sale of the 425,295 shares of Series A Common Stock, BACI own 6,592,300 shares of Series A Common Stock, representing approximately 4.16% of the total outstanding shares.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). The information contained on the cover pages of this Schedule 13D and in Items 3 and 4 is incorporated herein by reference.

         BACI is the record owner of 6,592,300 shares of Common Stock and has the direct power to vote and dispose of such Common
Stock.  There is no limitation of BACI's ability to dispose of any of these shares of Common Stock as a result of the proxy.
         BACI Management does not directly beneficially own any shares of Common Stock.  BACI Management, as the general partner of BACI, has the power to vote and dispose of securities held by BACI.  BACI Management therefore may be deemed to have shared voting and dispositive power over the shares of Common Stock held by the Blackstone Entities.  BACI Management disclaims such beneficial ownership.
         BACM I does not directly beneficially own any shares of Common Stock.  BACM I, as the general partner of BACI Management, has the shared power to vote and dispose of securities held by BACI Management.  BACM I therefore may be deemed to have shared voting and dispositive power over the shares of Common Stock held by the Blackstone Entities.  BACM I disclaims such beneficial ownership.
         Mr. Hain does not directly beneficially own any shares of Common Stock.  Mr. Hain, as the managing member of BACI
Management, has shared power to vote and dispose of securities held by BACI Management, and may therefore be deemed to have shared voting and dispositive power over the shares of Common Stock held by the Blackstone Entities.  Mr. Hain disclaims such beneficial ownership.  If Mr. Hain's employment with Bank of America Corporation or its subsidiaries is terminated, Mr. Hain will cease to be the managing member of BACI Management.  BA Equity Investors, Inc., a subsidiary of Bank of America Corporation, is the sole limited partner of BACI, but does not control the voting or disposition of any securities directly or indirectly owned by BACI.
         None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule
1, has engaged in any transaction during the past 60 days in any shares of Common Stock, except as described in this Schedule 13D.
         Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the
Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
         The Reporting Persons and the Blackstone Entities and certain of their affiliates may be considered to have acted or to be acting in concert with respect to the Common Stock as a result of the Proxy, and consequently, the Reporting Persons and the
Blackstone Purchasers and certain of their affiliates may be deemed to constitute a "group" for purposes of Section 13(d) of the
Exchange Act.  The aggregate ownership of such "group" would be 89,158,661 shares of Series A Common Stock, representing approximately 56.2% of the total outstanding shares.  Each of the Reporting Persons disclaim membership in any such "group" with the Blackstone Entities and certain of their affiliates.

                                                                                                                         Page 8 of 8

                                                             SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2005

                                                                  BA CAPITAL INVESTORS SIDECAR FUND, L.P.

                                                                  By: BA Capital Management Sidecar, L.P., its general partner

                                                                  By: BACM I Sidecar GP Limited, its general partner

                                                                  By:  /s/ J. Travis Hain
                                                                          Name: J. Travis Hain
                                                                          Title:  Director